Exhibit 11

Consent of Andrew Croal

United States Securities and Exchange Commission
Ladies and Gentlemen:

I, Andrew Croal, Professional Engineer and member of the Association of Professional Engineers of Ontario, hereby consent to the use of and reference to my name, and the inclusion in the annual report on Form 40-F of New Gold Inc. of the information reviewed and approved by me relating to Mineral Reserves that is of a scientific or technical nature contained therein for the financial year ended December 31, 2020.

Dated this 31st day of March, 2021

Yours truly,

/s/ Andrew Croal
Name:	Andrew Croal
Professional Engineer
New Gold Inc.